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     May 14, 2024

       Michael Cleary
       Senior Vice President and Controller
       BOEING CO
       929 Long Bridge Dr
       Arlington VA 22202

                                                        Re: BOEING CO
                                                            Form 10-K
                                                            Filed January 31,
2024
                                                            File No. 001-00442

       Dear Michael Cleary:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




     Sincerely,


     Division of Corporation Finance

     Office of Manufacturing